OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . .. . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	December 1, 2023

Connect Invest II LLC

(Exact name of issuer as specified in its charter)

Nevada	85-3754960
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119

(Full mailing address of principal executive offices)

(866( 795-7558

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Notes

Item 4. Changes in Issuer’s Certifying Accountant

(a)	The board of directors of Connect Invest II LLC (the “Company”) has conducted a review process to select a firm to serve as the Company’s independent auditors for the fiscal year ending December 31, 2023. The board of directors reviewed several firms during this process. On December 1, 2023, the board of directors made the decision to change the Company’s independent auditors and dismissed RubinBrown LLP as the Company’s independent auditors.

RubinBrown audited the financial statements of the Company for the years ended December 31, 2021 and 2022. The reports of RubinBrown on such financial statements, dated April 29, 2022 and April 27, 2023, respectively, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

For the past two fiscal years and through December 1, 2023, there were (1) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions with RubinBrown on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to RubinBrown’s satisfaction, would have caused RubinBrown to make reference in its reports and (2) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

We have provided RubinBrown a copy of the disclosure made in response to this Item 4 and have requested that RubinBrown provide a letter addressed to the Securities and Exchange Commission confirming their agreement with the disclosure herein. Pursuant to our request, RubinBrown has provided the letter attached hereto as Exhibit 99.1.

(b)	On December 1, 2023, Calvetti Ferguson was appointed by the Company’s manager to audit the financial statements of the Company for the fiscal year ending December 31, 2023. During the years ended December 31, 2021 and 2022 and through December 1, 2023, none of the Company or anyone on either such entity’s behalf has consulted with Calvetti Ferguson regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company, and neither a written report nor oral advice was provided the Company that Calvetti Ferguson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulations S-K and the related instructions or (3) any “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	RubinBrown LLP letter

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Connect Invest II LLC

By (Signature and Title)	/s/ Todd B. Parriott, Chief Executive Officer

Date	December 1, 2023

3